Mail Stop 4720

April 27, 2010

Cynthia W. Hu
Chief Operating Officer, General Counsel & Secretary
Entremed, Inc.
9640 Medical Center Drive
Rockville, MD 20850

      Re: **Entremed, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed April 19, 2010
             File No. 000-20713

Dear Ms. Hu:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director